

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 10, 2009

Mr. Mark R. Bachmann
Executive VP and CFO
Zep Inc.
1310 Seaboard Industrial Boulevard
Atlanta, GA 30318

> **RE:**   **Form 10-K/A for the fiscal year ended August 31, 2008**
> **Form 10-Q for the period ended November 30, 2008**
> **Schedule 14A filed November 21, 2008**
> **File No. 1-33633**

Dear Mr. Bachmann:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Craig E. Slivka, Special Counsel, at (202) 551-3729. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424 if you have questions regarding our review of the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief